DIANA SHIPPING INC.®

We create to share



Financial Results for the 3rd Quarter of 2025

November 20, 2025

Our Presenting Team

Semiramis Paliou



Director & Chief Executive Officer

Anastasios Margaronis



Director & President

Ioannis Zafirakis



Director,
Co-Chief Financial Officer,
Chief Strategy Officer,
Secretary & Treasurer

Eleftherios Papatrifon



Director

Maria Dede



Co-Chief Financial Officer

Our Company's confidence stems from our established track record

20 YEARS DSX LISTED NYSE

Financial Results for the 3rd Quarter of 2025

DSX LISTED NYSE 20 YEARS

Forward Looking Statements

Cautionary statement regarding onward-looking statements

This presentation does not constitute or form part of and should not be construed as an offer to sell any security or an invitation, solicitation, or inducement to purchase or subscribe for any security. This presentation should not be construed and does not constitute either advice or a recommendation regarding the purchase, holding or sale of any security. No representations or warranties, express or implied, are given in, or in respect of the accuracy or completeness of any information included in, this presentation. Matters discussed in this presentation may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.



The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. We undertake no obligation, except as required by law, to publicly update or revise any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise.



The forward-looking statements in this presentation are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.


LOS ANGELES

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.


We create to share

Diana's Key Points

54% NET DEBT/MARKET VALUE[1]

US$133.9m OF CASH[2]

US$148.9m SECURED REVENUES[3]

11.97 years
AVERAGE AGE[3]

4.1m DWT
CARRYING
CAPACITY

99.5%
AVERAGE FLEET
UTILIZATION[4]

12 groups
OF SISTER VESSELS



Ultramax
13%
Newcastlemax
21%
Panamax
10%
Kamsarmax
12%
9%
Post-
Panamax
35%
Capesize

FOUNDED
1972

17.61m MT Cargo Carried[2]

960 employees[2]
ACROSS SEA &
ASHORE

LISTED SINCE
2005

GLOBAL
OPERATIONS

STRONG
ESG FOCUS

36 vessels
ON THE WATER[5]

1 vessel
MORTGAGE FREE

2 newbuildings
TO BE DELIVERED WITH
METHANOL DUAL-FUEL
PROPULSION



Source: Company Information
Note 1) Fleet market values as of September 30, 2025. Total market value also includes Company's investments and property as of September 30, 2025.
Note 2) As of September 30, 2025.
Note 3) As of November 12, 2025.
Note 4) For the nine months ended September 30, 2025.
Note 5) 31 vessels are managed by Diana Shipping Services S.A. and 5 vessels are managed by Diana Wilhelmsen Management Limited.

Highlights of the 3rd Quarter 2025 and recent developments

- In June, we announced the sale of m/v Selina for a purchase price of approximately US$11.8 million before commissions. The vessel was delivered to the new owners on July 15, 2025.
- In September, we signed a term loan facility with National Bank of Greece S.A., secured by 5 vessels, and drew down US$55.0m.
- In September, we released the 2024 ESG Report, highlighting our ESG strategy and commitment to sustainable practices.
- As of September 29, 2025, we had acquired 14.93% of Genco Shipping & Trading Ltd issued and outstanding common shares.
- As of November 12, 2025, we have secured US$25.4 million of contracted revenues for 87% of the remaining ownership days of the year 2025 and have secured US$118.3 million of contracted revenues for 50% of the ownership days of the year 2026.
- In November, we declared a cash dividend in the amount of US$0.01 per common share for the third quarter of 2025.


Previous credit facilities and unsecured bond status
SENIOR UNSECURED BOND MATURITY
CREDIT FACILITIES MATURITIES
CREDIT FACILITIES AMORTIZATION
300
250
200
150
100
50
0
$47.1
$47.1
$47.1
$175.0
$43.3
$64.8
2025Q4
2026
2027
2028
2029
2030
2031
2032


Current credit facilities and unsecured bond status
300
250
200
150
100
50
0
$52.1
$52.1
$52.1
$175.0
$3.8
$48.3
$64.8
$27.9
$43.1
2025Q4
2026
2027
2028
2029
2030
2031
2032

Source: Company Information

DSX LISTED NYSE

Recent Chartering Activity*



Weighted average contracted charter rate ($ per day)
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$13,805
6 vsls
333 days
$12,973
4 vsls
331 days
$24,505
4 vsls
380 days
ULTRAMAX
PANAMAX, KAMSARMAX, POST-PANAMAX
CAPESIZE, NEWCASTLEMAX

VESSEL	TYPE	BUILT	RATE	CHARTERER
Santa Barbara	Capesize	2015	$25,500	Dampskibsselskabet Norden A/S
DSI Aquila	Ultramax	2015	$14,500	Bunge SA, Geneva
Semirio	Capesize	2007	$21,650	Solebay Shipping Cape Company Limited, Hong Kong
New Orleans	Capesize	2015	$26,000	SwissMarine Pte. Ltd., Singapore
DSI Aquarius	Ultramax	2016	$14,500	Bunge SA, Geneva
Maera	Panamax	2013	$11,750	CRC Shipping Pte. Ltd., Singapore
DSI Phoenix	Ultramax	2017	$13,500	Cargill Ocean Transportation (Singapore) Pte. Ltd.
Leonidas P.C.	Kamsarmax	2011	$14,000	Nippon Yusen Kabushiki Kaisha, Tokyo
Los Angeles	Newcastlemax	2012	$24,000	MOL Ocean Bulk Pte. Ltd., Singapore
Astarte	Kamsarmax	2013	$12,500	Propel Shipping Pte. Ltd.
DSI Polaris	Ultramax	2018	$12,250	Cargill Ocean Transportation (Singapore) Pte. Ltd.
DSI Pegasus	Ultramax	2015	$14,250	Cargill Ocean Transportation (Singapore) Pte. Ltd
Polymnia	Post-Panamax	2012	$14,000	Oldendorff Carriers GmbH & Co. KG
DSI Pollux	Ultramax	2015	$14,000	Bunge SA, Geneva



Q1/25
Q2/25
Q3/25
Q4/25
Q1/26
Q2/26
Q3/26
Q4/26
Q1/27

Previous Charter Period
Fixed Period **

*From July 1, 2025 until November 12, 2025.
**Average Period calculated based on earliest redelivery date.
Source: Company's filings with the U.S. Securities and Exchange Commission

Disciplined & Non-Speculative Chartering Strategy

Average Daily TC Rate of Fixed Revenues US$16,223**
For the remaining of 2025

13% unfixed days**
for the remaining of 2025

Average contract duration**
1.17 years

Secured Revenues US$25.4m**
for the remaining of 2025

VESSEL	TYPE	RATE
Fleet Average		*$16,553*
Florida*	Capesize	$25,900
Santa Barbara*	Capesize	$25,500
DSI Aquila	Ultramax	$14,500
Semirio	Capesize	$21,650
New Orleans*	Capesize	$26,000
DSI Aquarius	Ultramax	$14,500
San Francisco	Newcastlemax	$26,000
Maera	Panamax	$11,750
DSI Phoenix	Ultramax	$13,500
G. P. Zafirakis	Capesize	$26,800
Leonidas P. C.	Kamsarmax	$14,000
Los Angeles	Newcastlemax	$24,000
Newport News	Newcastlemax	$25,000
Astarte	Kamsarmax	$12,500
DSI Polaris	Ultramax	$12,250
Leto	Panamax	$12,750
Atalandi	Panamax	$10,100
Philadelphia	Newcastlemax	$21,500
DSI Pegasus	Ultramax	$14,250
Medusa	Kamsarmax	$13,000
Polymnia	Post-Panamax	$14,000
Crystalia	Panamax	$13,900
Ismene	Panamax	$11,000
Myrto	Kamsarmax	$12,000
DSI Pyxis	Ultramax	$13,100
New York	Capesize	$17,600
Amphitrite	Post-Panamax	$12,100
Myrsini	Kamsarmax	$13,000
Phaidra	Post-Panamax	$9,750
P.S. Palios	Capesize	$27,150
Maia	Kamsarmax	$11,600
DSI Altair	Ultramax	$15,750
Electra	Post-Panamax	$14,000
DSI Pollux	Ultramax	$14,000
DSI Andromeda*	Ultramax	$14,000
Seattle	Capesize	$17,500



Q2/25
Q3/25
Q4/25
Q1/26
Q2/26
Q3/26
Q4/26
Q1/27
Q2/27
Current Chartering Period
Previous Chartering Period
Redelivery window
Drydocking
Off-hire

- Committed to a conservative chartering strategy since inception
- Medium to long-term time charters which are spread out to avoid clustered maturities
- The strategy provides earnings visibility and strengthens resilience to market downturns

*Bareboat chartered-in.
**As of November 12, 2025.
Source: Company

20 YEARS DSX LISTED NYSE

Financial Highlights for the 3rd Quarter 2025*

	3rd Quarter 2025	3rd Quarter 2024
TC Revenues	$51.9m	$57.5m
Adjusted EBITDA**	$20.3m	$23.7m
Net Income	$7.2m	$3.7m
Earnings Per Common Share, Diluted	$0.05	$0.00

	September 30, 2025	December 31, 2024
Cash, cash equivalents, time deposits and restricted cash	$133.9m	$207.2m
Long-term debt and finance liabilities, net of deferred financing costs	$651.1m	$637.5m

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences
**See appendix for Adjusted EBITDA calculation.

Summary of Selected Financial & Other Data*

	Three months ended September 30, 2025	2024
Statement of Income Data	**US$ Millions**	**US$ Millions**
Time charter revenues	51.9	57.5
Voyage expenses	3.2	3.7
Vessel operating expenses	20.0	21.2
Net income	7.2	3.7
Net income attributable to common stockholders	5.7	2.3
Fleet data		
Average number of vessels	36.2	38.7
Number of vessels	36.0	38.0
Weighted average age of vessels	11.9	11.0
Ownership days	3,326	3,561
Available days	3,204	3,511
Operating days	3,186	3,508
Fleet utilization	99.4%	99.9%
Average Daily Results	**US$**	**US$**
Time charter equivalent (TCE) rate**	15,178	15,333
Daily vessel operating expenses***	6,014	5,964

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

**Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

***Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

20 YEARS DSX LISTED NYSE

Summary of Selected Financial & Other Data*

	Nine months ended September 30, 2025	2024
Statement of Income Data	**US$ Millions**	**US$ Millions**
Time charter revenues	161.5	171.1
Voyage expenses	9.3	10.1
Vessel operating expenses	60.0	63.4
Net income	14.7	3.0
Net income/(loss) attributable to common stockholders	10.4	(1.3)
Fleet data		
Average number of vessels	37.0	39.1
Number of vessels	36.0	38.0
Weighted average age of vessels	11.9	11.0
Ownership days	10,094	10,723
Available days	9,836	10,623
Operating days	9,788	10,586
Fleet utilization	99.5%	99.7%
Average Daily Results	**US$**	**US$**
Time charter equivalent (TCE) rate**	15,473	15,162
Daily vessel operating expenses***	5,941	5,910

*Source: Company's filings with the U.S. Securities and Exchange Commission. The statement may include rounding differences

**Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

***Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

20 YEARS DSX LISTED NYSE

Current Debt Profile*


Debt Amortization Profile
CREDIT FACILITIES MATURITIES
SLB PURCHASE OBLIGATION
SENIOR UNSECURED BOND MATURITY
CREDIT FACILITIES AMORTIZATION
SLB AMORTIZATION
US$ million
240
220
200
180
160
140
120
100
80
60
40
20
0
2025 Q4
2026
2027
2028
2029
2030
2031
2032
$13.0
$2.5
$52.1
$10.2
$52.1
$10.7
$52.1
$11.2
$3.8
$175.0
$48.3
$11.6
$64.8
$26.0
$27.9
$10.2
$43.1
$8.8
$6.7
$1.0
$24.4
$3.2


Debt Balance Profile
PROJECTED SENIOR UNSECURED BOND BALANCE
PROJECTED SLB UNAMORTIZED BALANCE
PROJECTED LOAN BALANCES OUTSTANDING
US$ million
700
600
500
400
300
200
100
0
2025
2026
2027
2028
2029
2030
2031
2032
$175.0
$114.1
$354.2
$175.0
$103.9
$302.0
$175.0
$93.2
$249.9
$175.0
$82.1
$197.7
$70.5
$145.6
$34.3
$52.9
$27.6
$0.0

* Subject to mutual agreement on margin reset in year 2027 regarding the US$100 million facility with DNB Bank.

Source: Company

Breakeven vs Estimated Revenue for the remainder of 2025 & 2026*

Daily Estimated Cash Uses vs TC Revenues



$296
-$617
$16,189
$17,102
$5,941
$4,739
$2,656
$1,843
$921
$429
$277
$16,806
Unfixed $15,964
Fixed $16,223
Unfixed $16,158
Fixed $18,051
Opex
Debt Amortization
Interest expense, net
G&A
Voyage expenses
Preferred Dividend
Dry-dock provision
FCF Breakeven**
2025
2026
Average Daily TC Rate***

FFA rates as of November 12, 2025

	Ultramax	Panamax	Kamsarmax	Post-Panamax	Capesize	Newcastlemax
Q4 2025	$17,900	$15,600	$16,900	$15,600	$24,900	$29,800
Q1 2026	$14,800	$13,600	$15,000	$13,600	$17,000	$20,400
Q2 2026	$15,400	$14,400	$15,800	$14,400	$22,700	$27,200
Q3 2026	$15,400	$13,400	$14,700	$13,400	$25,400	$30,400
Q4 2026	$14,800	$12,900	$14,200	$12,900	$25,800	$31,000
Q1 2027	$12,200	$10,900	$12,200	$10,900	$16,500	$19,800
Q2 2027	$14,200	$12,400	$13,800	$12,400	$23,900	$28,700
Q3 2027	$14,200	$12,400	$13,800	$12,400	$23,900	$28,700
Q4 2027	$14,200	$12,400	$13,800	$12,400	$23,900	$28,700
Q1 2028	$13,400	$11,800	$13,100	$11,800	$20,700	$24,900

Estimated Cash Uses vs TC Revenues (2025)



-$1.2
$29.1
$10.7
$8.5
$4.8
$3.3
$1.7
$0.8
$0.5
$30.3
Unfixed $3.8
Fixed $25.4
Opex
Debt Amortization
Interest expense, net
G&A
Voyage expenses
Preferred Dividend
Dry-dock provision
FCF Breakeven**
2025
TC Revenues***

Estimated Cash Uses vs TC Revenues (2026)



$3.9
$224.7
$78.1
$62.3
$34.9
$24.2
$12.1
$5.6
$3.6
$220.8
Unfixed $106.4
Fixed $118.3
Opex
Debt Amortization
Interest expense, net
G&A
Voyage expenses
Preferred Dividend
Dry-dock provision
FCF Breakeven**
2026
TC Revenues***

* From November 12, 2025
** As of September 30, 2025
*** Assumes vessels fixed for 12 months upon redelivery to owners from previous charter
Source: Company's filings with the U.S. Securities and Exchange Commission

Dividend payout since 2021


Cash dividend per share
Dividend in kind per share
Cumulative dividend paid since 2021 = $2.690 per common share
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
Cumulative dividend payout
$0.100
$0.459
$0.200
$0.250
$0.275
$0.175
$0.184
$0.150
$0.150
$0.101
$0.150
$0.150
$0.070
$0.075
$0.075
$0.075
$0.010
$0.010
$0.010
$0.010
$0.010
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Q1 2025
Q2 2025
Q3 2025

DSX LISTED NYSE

Source: Company

Dry Bulk Market Overview

12 month TC Rates


Capesize
Panamax
Ultramax
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
US$/day*
Jan-2016
Apr-2016
Jul-2016
Oct-2016
Jan-2017
Apr-2017
Jul-2017
Oct-2017
Jan-2018
Apr-2018
Jul-2018
Oct-2018
Jan-2019
Apr-2019
Jul-2019
Oct-2019
Jan-2020
Apr-2020
Jul-2020
Oct-2020
Jan-2021
Apr-2021
Jul-2021
Oct-2021
Jan-2022
Apr-2022
Jul-2022
Oct-2022
Jan-2023
Apr-2023
Jul-2023
Oct-2023
Jan-2024
Apr-2024
Jul-2024
Oct-2024
Jan-2025
Apr-2025
Jul-2025
Oct-2025

Comments

- Increased bulk commodity shipments to India and South East Asia.
- Red Sea Transits could gradually return to normal, next year.
- Significant investments in new and existing production facilities for iron ore, bauxite, manganese ore and grains is expected to continue to support further increase in ton-mile demand.
- Geopolitical developments create huge uncertainties affecting demand.

*Source: Clarksons SIN

Key demand drivers


GDP growth
8.0
6.0
4.0
2.0
0.0
-2.0
-4.0
% yr/yr
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025


Dry bulk trades
Iron ore
Minor bulk
Grains & Soybeans
Coal
30,000
25,000
20,000
15,000
10,000
5,000
0
Billion ton-miles
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
e2025

Expected GDP growth

	2025e
	4.8%
	6.6%
	2.0%
	1.2%
	3.2%

Source: Clarksons SIN

- Global GDP growth is steady.
- Most major dry bulk commodity shipments expected to either remain steady or increase somewhat except for coal shipments.
- The grain trade has shown steady growth over the past decade.
- Minor bulk trade will contribute to overall growth, reflecting the diverse demand for various bulk commodities, particularly bauxite, cement and minerals.

Dry bulk orderbook

The dry bulk orderbook as % of total fleet is 10.9%

Dry bulk orderbook in million DWT



Panamax
Capesize
Smaller bulk vessels
350
300
250
200
150
100
50
0
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
YTD

Source: Clarksons SIN

Dry bulk orderbook in % of existing fleet



Total dry bulk
Capesize
Panamax
120.00
100.00
80.00
60.00
40.00
20.00
0.00
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
YTD

20 YEARS DSX LISTED NYSE

Positive and negative factors impacting the dry bulk shipping industry

On the positive side:

- Robust South American grain exports and increased soybean export from the U.S.
- Strong Indonesian Coal shipments.
- Gradual resolution of reciprocal tariffs between the US and the rest of the world.
- Red Sea re-routing expected to continue for the rest of the year and well into 2026.
- Strong steel product exports by China.
- The commencement of iron ore shipments from Simandu in Guinea.

On the negative side:

- Worldwide lower steel production (outside India).
- Bulk Carrier fleet growth outpacing demand growth for 2025/26, (less so in the Cape sector).
- Increase in wind, nuclear and solar power production particularly in China.
- Anticipated long term reduction in coal imports by China.
- Possible failure in trade talks between the US and their trading partners leading to high tariffs and trade disruption.

Industry Leading ESG Structure

Environmental

- Implementing fleet decarbonization and modernization plans.
- Transparent emission data sharing with stakeholders.
- Investing in eco-friendly technologies and next-generation fuels.
- Significant emissions reduction progress.

SEA CARGO CHARTER

SASB

POSEIDON PRINCIPLES

INTERMEPA

HELMEPA

GLOBAL MARITIME FORUM

Social

- Promote a safe and "just" culture, through proactive engagement.
- We invest in continuous training and development of both onshore and seagoing personnel.
- Developed equality, diversity and inclusion program to foster a positive and equitable work environment.

ALL ABOARD ALLIANCE

DIVERSITY AT SEA

The Neptune Declaration on Seafarer Wellbeing and Crew Change

green | people | excellence
Together for Good

Governance

- Strong corporate culture of ethics and integrity.
- Joining the Maritime Anti-corruption Network (MACN) and adopting a Sanctions Compliance Policy.
- Adherence to NYSE governance standards.
- Majority independent Board, two female board members, including CEO.
- Consistency in annual sustainability reporting adhering to recognized frameworks i.e. SASB, TCFD, GRI, SDGs.

MACN


2021
ESG
ESG

Source: Company
Note 1) For the year ended December 31, 2024.

Summary

Leading pure play dry bulk carrier company...

Legacy safely navigated through shipping cycles since 1972

Listed on NYSE since 2005

Experienced management team ready to deliver on the challenges of the shipping industry

Excellent ongoing stakeholder engagement maintaining its high reputation and strong relationships

Rewarding our shareholders with attractive cash and in-kind dividends, whenever possible.

...with a consistent, non-speculative and disciplined strategy

Consistently staggered chartering strategy targeting quality counterparts

Maintaining a solid balance sheet with strong cash position of US$133.9m and net LTV of 54%

Countercyclical approach through strengthening the balance sheet in strong markets. No restructuring at any time in the cycle

Focusing on a modern high quality fleet to ensure efficient operations

ESG Strategy a strong ethical culture a solid governance, and advanced digitalization initiatives, ensuring long-term excellence

Q & A

Appendix

- Income Statement for the three months ended September 30, 2025 and 2024
- Income Statement for the nine months ended September 30, 2025 and 2024
- Adjusted EBITDA calculation for the three and nine months ended September 30, 2025 and 2024
- Balance Sheet as of September 30, 2025 and December 31, 2024
- Organization Structure
- Reputable charter counterparts

Income Statement

		Three months ended September		
		2025		2024
		in million of US Dollars		
REVENUES:				
Time charter revenues	$	51.9	$	57.5
OPERATING EXPENSES				
Voyage expenses		3.2		3.7
Vessel operating expenses		20.0		21.2
Depreciation and amortization of deferred charges		11.6		11.2
General and administrative expenses		8.0		8.4
Management fees to a related party		0.3		0.3
Gain on Sale of Vessels		(2.2)		(4.2)
Other operating (income)/loss		-		0.2
Operating income, total	$	10.9	$	16.7
OTHER INCOME / (EXPENSES):				
Interest expense and finance costs		(10.7)		(12.2)
Interest and other income		2.0		2.2
Loss on derivative instruments		-		(0.5)
Loss on extinguishment of debt		-		(3.5)
Loss on related party investments		(6.5)		(0.9)
Gain on equity securities		11.0		-
Gain/ (loss) on warrants		(0.3)		2.0
Gain from equity method investments		0.7		-
Total other expenses, net	$	(3.7)	$	(13.0)
Net income	$	7.2	$	3.7
Dividends on series B preferred shares		(1.4)		(1.4)
Net income attributable to common stockholders	$	5.7	$	2.3
Earnings per common share, basic and diluted		0.05		0.02
Earnings/(loss) per common share, diluted		0.05		-

Adjusted EBITDA Calculation

		Three months ended September		
		2025		2024
		in million of US Dollars		
Operating income, total	$	10.9	$	16.7
Depreciation and amortization of deferred charges		11.6		11.2
Gain on Sale of Vessels		(2.2)		(4.2)
Adjusted EBITDA	$	20.3	$	23.7

20 YEARS DSX LISTED NYSE

Income Statement

		Nine months ended September 30, 2025		2024
		in million of US Dollars		
REVENUES:				
Time charter revenues	$	161.5	$	171.1
OPERATING EXPENSES				
Voyage expenses		9.3		10.1
Vessel operating expenses		60.0		63.4
Depreciation and amortization of deferred charges		34.5		33.3
General and administrative expenses		25.1		25.1
Management fees to a related party		0.9		1.0
Gain on Sale of Vessels		(3.7)		(5.8)
Other operating loss/ (income)		0.4		(0.2)
Operating income, total	$	34.9	$	44.3
OTHER INCOME / (EXPENSES):				
Interest expense and finance costs		(32.6)		(35.8)
Interest and other income		5.8		6.0
Lloss on derivative instruments		(0.2)		(0.2)
Loss on extinguishment of debt		-		(3.5)
Loss on related party investments		(4.1)		(2.3)
Gain(loss) on equity securities		10.6		(0.4)
Gain/(loss) on warrants		0.2		(4.8)
Loss from equity method investments		-		(0.3)
Total other expenses, net	$	(20.2)		(41.3)
Net income/(loss)	$	14.7		3.0
Dividends on series B preferred shares		(4.3)		(4.3)
Net income/(loss) attributable to common stockholders	$	10.4		(1.3)
Earnings/(loss) per common share, basic and diluted		0.09		(0.01)

Adjusted EBITDA Calculation

		Nine months ended September 30, 2025		2024
		in million of US Dollars		
Operating income, total	$	34.9	$	44.3
Depreciation and amortization of deferred charges		34.5		33.3
Gain on Sale of Vessels		(3.7)		(5.8)
Adjusted EBITDA	$	65.7	$	71.8

20 YEARS DSX LISTED NYSE

Balance Sheet

ASSETS		September 30, 2025		December 31, 2024
		in millions of US Dollars		
Cash, cash equivalents, restricted cash and time deposits	$	133.9	$	207.2
Investments in equity securities		114.2		-
Other current assets		25.8		18.4
Fixed assets		835.5		880.1
Investments in related parties and equity method investments		53.2		47.2
Other noncurrent assets		21.3		18.0
Total assets		**1,183.9**		**1,171.0**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Long-term debt and finance liabilities, net of deferred financing co:	$	651.1	$	637.5
Other liabilities		33.0		28.4
Total stockholders' equity		499.7		505.1
Total liabilities and stockholders' equity		**1,183.9**		**1,171.0**

DSX LISTED NYSE 20 YEARS

Organization structure



Diana Shipping Inc.[1]
(NYSE: DSX)
45 SPCs
DIANA SHIPPING SERVICES
Diana Ship Management Inc.
Komi Shipping Company Inc. & Diana General Partner Inc.
3.29%
OCEANPAL
Diana Energize Inc.
Diana Gas Inc.
Cebu Shipping Company Inc.
50%
25%
34%
80%
24%
Wilhelmsen Ship Management
50%
DIANA WILHELMSEN Management Limited
Bergen Ultra LP (m/v DSI Drammen)
windward offshore
Ecogas Holding A/S
Diana Mariners Inc.

Note 1) 100% owned if not indicated otherwise

Reputable charter counterparts

NYK LINE — NIPPON YUSEN KAISHA

GLENCORE

LDC. Louis Dreyfus Company

COSCO SHIPPING

OLDENDORFF

MOL Mitsui O.S.K. Lines

RioTinto

BHP

SWISSMARINE

"K" LINE

BUNGE

COBELFRET

KOCH

Cargill

20 YEARS DSX LISTED NYSE

Source: Company